UNITE
SECURITIES AND EX
Washingt

08029081

Mail Processing Section
FEB 29 2008
Washington, DC
106

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response...... 12.00	

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 27120

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Robert A. Stanger & Co., Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1129 Broad St.
(No. and Street)

Shrewsbury (City) NJ (State) 07702 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas F Flynn 732-842-9450
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Curchin & Co.
(Name – *if individual, state last, first, middle name*)

125 Half Mile Rd. (Address) Red Bank (City) NJ (State) 07701 (Zip Code)

PROCESSED
MAR 2 4 2008
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Kevin T. Gannon, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Robert A. Stanger & Co., Inc, as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

President

Title

Notary Public

THOMAS F FLYNN
NOTARY PUBLIC OF NEW JERSEY
MY COMMISSION EXPIRES FEB 1, 2003/3

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~. Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CURCHIN

INDEPENDENT AUDITOR'S REPORT

To the Shareholders
Robert A. Stanger & Company, Inc.
Shrewsbury, New Jersey

We have audited the accompanying balance sheets of Robert A. Stanger & Company, Inc. as of December 31, 2007 and 2006 and the related statements of income and retained earnings, changes in shareholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Robert A. Stanger & Company, Inc. as of December 31, 2007 and 2006 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplementary information contained on Page 10 in the Supplemental Schedules of the Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission at December 31, 2007 and 2006 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplemental information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

The Curchin Group
THE CURCHIN GROUP, LLC

Red Bank, New Jersey
February 25, 2008

THE CURCHIN GROUP LLC
ASSURANCE SERVICES :: TAX :: FINANCIAL PLANNING :: BUSINESS ADVISORY
125 Half Mile Road, Red Bank, New Jersey 07701-6749 **(732) 747-0500** FAX (732) 747-7700 www.curchin.com

ROBERT A. STANGER & COMPANY, INC.
BALANCE SHEETS
DECEMBER 31,

ASSETS	2007	2006
CURRENT ASSETS:		
Cash	$ 400,113	$ 404,978
Investments in limited partnerships	1,200	1,200
Accounts receivable - trade	492,444	583,405
Accounts receivable - other	-	5,197
Prepaid expenses	188,304	9,600
Prepaid taxes	2,120	-
	1,084,181	1,004,380
LONG-TERM ASSETS:		
Furniture and equipment, net of accumulated depreciation	49,877	50,417
	$ 1,134,058	$ 1,054,797

LIABILITIES AND SHAREHOLDERS' EQUITY	2007	2006
CURRENT LIABILITIES:		
Accounts payable - trade	$ 10,000	$ 4,869
Accrued expense	70,000	107,111
Taxes payable	-	5,750
Distributions payable	-	89,000
Severence liability	38,063	-
Deferred tax liability	-	6,800
	118,063	213,530
NON CURRENT LIABILITIES:		
Long term portion of severence liability	77,809	-
COMMITMENTS		
SHAREHOLDERS' EQUITY		
Common stock, no par value, 100 shares authorized, issued and outstanding	1,500	1,500
Retained earnings	936,686	839,767
TOTAL SHAREHOLDERS' EQUITY	938,186	841,267
	$ 1,134,058	$ 1,054,797

See accompanying notes to financial statements.

ROBERT A. STANGER & COMPANY, INC.
STATEMENTS OF INCOME AND RETAINED EARNINGS
YEARS ENDED DECEMBER 31,

	2007	2006
REVENUE:		
Consulting and related services	$4,984,113	$3,601,470
Interest income	19,880	12,150
Loss on disposal of equipment	-	-
Total revenue	5,003,993	3,613,620
COSTS AND EXPENSES:		
Salaries	2,569,914	1,724,727
Employee benefits	331,294	141,322
Consultants	495,682	254,244
Office rent	136,123	120,281
Insurance	62,095	57,111
Legal fees	51,042	101,409
Accounting fees	9,960	19,000
Payroll processing fees	6,542	5,534
Travel and conference	64,662	33,279
Telephone	29,801	30,055
Postage	20,711	17,076
Publications, dues and subscriptions	78,058	44,384
Utilities	14,970	12,195
Office maintenance and supplies	136,567	96,081
Contributions	400	300
Depreciation and amortization	31,725	38,242
Seminars	-	4,574
Total costs and expenses	4,039,546	2,699,814
NET INCOME FROM OPERATIONS BEFORE PROVISION FOR STATE INCOME TAXES	964,447	913,806
PROVISION (BENEFIT) FOR STATE INCOME TAXES	(8,028)	12,300
NET INCOME	$ 972,475	$ 901,506

See accompanying notes to financial statements.

ROBERT A. STANGER & COMPANY, INC.
STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
YEAR ENDED DECEMBER 31, 2007 AND 2006

	Common Number of Shares Issued	Stock Amount	Retained Earnings	Total
BALANCE, DECEMBER 31, 2005	100	$ 1,500	$ 616,705	$ 618,205
YEAR ENDED DECEMBER 31, 2006				
Net income		-	901,506	901,506
Distributions to shareholders		-	(678,444)	(678,444)
BALANCE, DECEMBER 31, 2006	100	1,500	839,767	841,267
YEAR ENDED DECEMBER 31, 2007				
Net income		-	972,475	972,475
Distributions to shareholders		-	(875,556)	(875,556)
BALANCE, DECEMBER, 31, 2007	100	$ 1,500	$ 936,686	$ 938,186

See accompanying notes to financial statements.

ROBERT A. STANGER & COMPANY, INC.
STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31,

	2007	2006
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net gain	$ 972,475	$ 901,506
Adjustments to reconcile net income to net cash flows from operating activities:		
Depreciation	31,725	38,242
Deferred taxes	(6,800)	4,800
Changes in operating assets and liabilities:		
Accounts receivable - trade	90,961	(295,214)
Accounts receivable - other	5,197	145
Prepaid expenses	(178,704)	34,373
Prepaid taxes	(2,120)	1,750
Accounts payable - trade	5,131	(9,311)
Accrued expense	(37,111)	(82,889)
Taxes payable	(5,750)	5,750
Net cash flows from operating activities	875,004	599,152
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of furniture and equipment	(31,185)	(4,232)
Change in investments in limited partnerships	-	1,800
Net cash flows from investing activities	(31,185)	(2,432)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Short term severence payable	38,063	-
Long term severence payable	77,809	-
Shareholders' distributions	(964,556)	(589,444)
Net cash flows from financing activities	(848,684)	(589,444)
NET CHANGE IN CASH	(4,865)	7,276
CASH, BEGINNING OF YEAR	404,978	397,702
CASH, END OF YEAR	$ 400,113	$ 404,978
SUPPLEMENTAL CASH FLOW INFORMATION:		
Taxes paid	$ 2,120	$ 7,000

NOTE 1 - NATURE OF THE ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Nature of the Organization - Robert A. Stanger & Company, Inc. (the "Company") was incorporated in the State of New Jersey in August of 1985. The Company provides services to the public, which includes acting as an agent in mergers and acquisitions, preparing fairness opinions, valuing securities and businesses and performing financial advisory services.

The Company also is registered as a broker-dealer with the Securities and Exchange Commission.

Income Taxes - The Company, with the consent of its shareholders, has elected under the Internal Revenue Code to be an S Corporation. In lieu of corporation income taxes, the shareholders of an S corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal income taxes has been included in the financial statements.

In addition, the Company elected S Corporation status under the laws of the State of New Jersey. State income taxes are provided for on the excess of the corporate tax rate over the shareholder's individual tax rate.

Deferred state income taxes arise primarily from the fact that the Company prepares its financial statements on the accrual basis of accounting and prepares its tax return on the cash basis of accounting.

Investments in Limited Partnerships - The Company records its investments in limited partnerships at cost adjusted for earnings and distributions.

Accounts Receivable - The Company writes off accounts receivables as uncollectible at the time they are deemed uncollectible. At December 31, 2007 and 2006, management of the Company considers all receivables to be collectible. Therefore, the direct write-off method approximates the allowance method.

Furniture and Equipment - Furniture and equipment are recorded at cost. Depreciation is provided using accelerated methods. Leasehold improvements are amortized over the period of their respective lease using accelerated methods.

Compensated Absences - The Company does not permit carryover of unused vacation to subsequent periods, therefore, no amounts for compensated absences have been accrued.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

NOTE 2 - FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS:

Furniture equipment and leasehold improvements consist of the following at December 31,:

	2007	2006
Furniture and equipment	$126,211	$353,516
Leasehold improvements	19,731	19,731
	145,942	373,247
Less: accumulated depreciation	96,065	322,830
	$ 49,877	$ 50,417

Depreciation expense charged to operations was $31,725 and $38,242 for the years ended December 31, 2007 and 2006, respectively.

NOTE 3 - INCOME TAXES:

The provision (benefit) for income taxes consists of the following components:

	2007	2006
Current taxes	$ (1,228)	$ 7,500
Deferred taxes	(6,800)	4,800
	$ (8,028)	$ 12,300

NOTE 4 - DEFINED CONTRIBUTION PLAN:

The Company sponsors a Simplified Employee Pension Plan covering substantially all employees. The Company made no contributions to the plan for the years ended December 31, 2007 and 2006.

NOTE 5 - CONCENTRATIONS OF CREDIT RISK:

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash and accounts receivable.

The Company maintains cash at one financial institution. At times, cash balances may exceed insured limits.

Concentrations of credit risk with respect to accounts receivable are limited due to the good credit quality of the customers of the Company. No allowance for uncollectible accounts has been provided, as management believes the balance of accounts receivable to be fully collectible.

NOTE 6 - COMMITMENTS AND CONTINGENCIES:

Concentrations - Approximately 10% and 20% of the Company's revenues were generated by contracts from one customer, and 13% and 12% of the Company's receivables were owed from one customer at December 31, 2007 and 2006, respectively.

Lease Commitment - The Company has entered into a commitment to lease office space beginning February 1, 2005 on a five-year operating lease at $111,300 per annum. The lease expires January 31, 2010. The lease agreement allows for an annual rent increase based upon the Consumer Price Index at the end of each yearly anniversary for the term of the lease. The increase in rent shall never be less than 4% or greater than 7%.

The Company entered into commitment to lease office space beginning March 7, 2007 on a three-year operating lease at $14,427 per annum. The lease expires March 2010.

Rent expense of approximately $131,000 and $120,000 has been included in operations for the years ended December 31, 2007 and 2006.

The Company also leases various equipment under operating leases that expire at various times throughout the year 2012.

The following is a schedule detailing future minimum lease payments:

Year Ending December 31,	
2008	$151,377
2009	156,369
2010	25,851
2011	12,154
Thereafter	4,363
	$350,114

NOTE 7 - NET CAPITAL REQUIREMENTS:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The following sets forth the Company's net capital status at December 31st of each year:

	2007	2006
Net capital	$203,741	$189,449
Required net capital	$ 13,058	$ 14,235
Net capital in excess of minimum required	$190,683	$175,214
Aggregate indebtedness	$195,872	$213,530
Net capital ratio	0.96 to 1	1.13 to 1

Regulations of the State of New Jersey require minimum net capital of $5,000.

NOTE 8 - RECONCILIATON OF AUDITED COMPUTATION OF NET CAPITAL AND BROKER-DEALER'S CORRESPONDING UNAUDITED PART IIA:

For the years ended December 31, 2007 and 2006 there were no differences between the audited computation of net capital and the Company's corresponding unaudited Part IIA.

ROBERT A. STANGER & COMPANY, INC.
SUPPLEMENTAL SCHEDULES OF THE COMPUTATION OF NET CAPITAL
UNDER RULE 15c3-1 OF THE SECURITIES AND
EXCHANGE COMMISSION
YEARS ENDED DECEMBER 31,

	2007	2006
COMPUTATION OF NET CAPITAL:		
Total capital	$938,186	$841,267
Less: non-allowable assets	(734,445)	(651,819)
Net capital	$203,741	$189,448
AGGREGATE INDEBTEDNESS	$195,872	$213,530
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:		
Minimum net capital required (6 2/3% of aggregate indebtedness)	$ 13,058	$ 14,235
Minimum dollar net capital requirement of reporting broker/dealer	$ 5,000	$ 5,000
Net capital requirement (greater of above amounts)	$ 13,058	$ 14,235
Excess net capital	$190,683	$175,214
Excess net capital at 1000%	$184,154	$168,096
Ratio: Aggregate indebtedness to net capital	0.96	1.13

CURCHIN

SUPPLEMENTAL REPORT ON INTERNAL CONTROL

To the Shareholders
Robert A. Stanger & Company, Inc.
Shrewsbury, New Jersey

In planning and performing our audit of the financial statement of Robert A. Stanger & Company, Inc. (the "Company") for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered its internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the Commission), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g)(1) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company (1) in making the quarterly securities examinations, counts, verifications and comparisons, (2) the recordation of differences required by Rule 17a-13; or (3) complying with the requirements for prompt payment of securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control polices and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

THE CURCHIN GROUP LLC
ASSURANCE SERVICES :: TAX :: FINANCIAL PLANNING :: BUSINESS ADVISORY
125 Half Mile Road, Red Bank, New Jersey 07701-6749 **(732) 747-0500** FAX (732) 747-7700 **www.curchin.com**

Because of inherent limitations in internal control or the practices and policies referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or a combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or a combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first paragraph and would not necessarily identify all deficiencies in internal control that might be significant deficiencies or material weaknesses. We did not identify any deficiencies in internal control that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report, are considered by the Commission to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007 to meet the Commission's objectives

This report is intended solely for the information and use of the shareholders, the Commission and other regulatory agencies that rely on Rule 17a-5(g) under Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

The Curchin Group

THE CURCHIN GROUP, LLC

Red Bank, New Jersey
February 25, 2007

END